SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
The GAAP financial statements in this Form 6-K of On Track Innovations Ltd. are incorporated by reference into the  Form F-3  registration numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320 and 333-153667 and Form S-8 registration numbers  333-128106, 333-140786, 333-149034 and 333-149575 of the Company, filed with the Security and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan Oded Bashan Chief Executive Officer and Chairman

Date: August 9, 2010

Press Release

OTI Reports Strong First Half 2010 Financial Results with Second Consecutive
 Quarter of Non-GAAP Operating Profit

• Non GAAP Operating Profit of $2.2 Million
• Gross Margin Increased to 54%
• Revenues Increased to $27.8 Million

Iselin, NJ – August 9, 2010 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced its consolidated financial results for the first half ended June 30, 2010. Following are various financial figures that compare the first half of 2010 to 2009.

•	Total revenues of $27.8 million, an 86% increase from last year.

•	Revenues from Licensing and Transaction Fees of $1.8 million, a 50% increase from last year.

•	Gross margin increased to 54% vs. 51% last year.

•	Non-GAAP operating expenses of $13 million, a 15% increase compared to $11.2 million last year. GAAP operating expenses of $15.1 million, a 10% increase compared to $13.7 million last year.

•	Non-GAAP operating profit of $2.2 million, compared to operating loss of $3.6 million last year. GAAP operating profit of $27,000, compared to operating loss of $6.1 million last year.

•	Strong balance sheet with cash, cash equivalents and short-term investments of $35.8 million as of June 30, 2010.

Oded Bashan, Chairman and CEO of OTI, said: “The financial results for the first half manifest the unique story of OTI: an excellent technology company with solid financial results. We are in a unique strategic position with proven track record, demonstrated growth potential and improved financial results, we are optimistic about the future for OTI. The successful execution of large scale projects strengthens our credibility, provides more opportunities in existing markets and in new ones, and further strengthens our pipeline for the next two to three years.”

Mr. Bashan continued: “Our unique position increases the comfort level generated from the improved visibility of revenues and the growing number and size of opportunities we are working on, which enables us to increase our revenue guidance. We expect to maintain a similar level of revenues in the second half of the year, and we therefore increase the earlier provided revenue guidance for 2010 by 15% to $53-$55 million. We expect to maintain the already achieved non-GAAP operating profitability for the remainder of the year.”

Discontinued Operations
During the fourth calendar quarter of 2009, the Company signed an agreement for the sale of the assets of OTI’s subsidiary Millennium Card's Technology Ltd ("MCT") including the machinery and inlay production IP of OTI to SMARTRAC NV. Results for the discontinued operations have been separated and are presented separately for both 2009 and 2010 statements.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, OTI uses non-GAAP measures of gross profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges related to employees and non employees in accordance with the requirements of Accounting Standards Codification (“ASC”) Topic 718 (originally issued as SFAS No. 123(R)) and ASC Subtopic 505-50 - Equity-Based Payments to Non-Employees (formerly EITF 96-18), amortization of intangible assets and results from discontinued operations. OTI management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors. Reconciliations between GAAP measures and non-GAAP are provided later in this press release.

Conference call and Webcast Information
The Company has scheduled a conference call and simultaneous Web cast for August 9, 2010, at 9:00 AM ET to discuss operating results and future outlook. To participate, call:
1-888-668-9141 (U.S. toll free), 1-800-227-297 (Israel toll free). To listen to the Web cast, use the following link: http://www.otiglobal.com/Investors_Introduction

For those unable to participate, the teleconference will be available for replay until midnight August 16th, by calling U.S: 1-888-782-4291 on the web at: http://www.otiglobal.com/Investors_Introduction

About OTI
Established in 1990, OTI (NASDAQ GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

OTI Contact:	Investor Relations:
Galit Mendelson	Miri Segal
Vice President of Corporate Relations	MS-IR LLC
201 944 5200 ext. 111	917-607-8654
galit@otiglobal.com	msegal@ms-ir.com

# # #
(TABLES TO FOLLOW)

Safe Harbor for Forward-Looking Statements:
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements.  Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release.  Forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, products, plans, revenues target or current expectations. For example, among our forward-looking statements are the following:

•	when we say that we are in a unique strategic position with proven track record, demonstrated growth potential and improved financial results

•	when we say that we are optimistic about the future for OTI

•
when we say that the successful execution of large scale projects strengthens our credibility, provides more opportunities in existing markets and in new ones, and further strengthens our pipeline for the next two to three years

•
when we say that our unique position increases the comfort level generated from the improved visibility of revenues and the growing number and size of opportunities we are working on, which enables us to increase our revenue guidance

•	when we say that we expect to maintain a similar level of revenues in the second half of the year

•
or when we say that we therefore increase the earlier provided revenue guidance for 2010 by 15% to $53-$55 million, or when we say that we expect to maintain the already achieved non-GAAP operating profitability for the remainder of the year.

Forward-looking statements could be impacted by the effects of the protracted evaluation and validation periods in the U.S. and other markets for contactless payment cards, market acceptance of new and existing products and our ability to execute production on orders, as well as other risks and uncertainties, including those discussed in the “Risk Factors” section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2009 and in subsequent filings with the Securities and Exchange Commission.   Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved.  Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	June 30	December 31
	2010	2009
	(Unaudited)	(Audited)

Assets

Current assets
Cash and cash equivalents	$28,374	$26,884
Short-term investments	7,467	5,086
Trade receivables (net of allowance for doubtful accounts of $2,750 and $2,777 as of June 30, 2010 and December 31, 2009, respectively)	3,866	6,595
Other receivables and prepaid expenses	2,066	2,478
Inventories	10,188	6,265

Total current assets	51,961	47,308

Severance pay deposits fund	1,109	1,112

Property, plant and equipment, net	13,614	14,366

Intangible assets, net	1,214	1,532

Assets related to discontinued operation and held for sale	3,223	12,358

Total Assets	$71,121	$76,676

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	June 30	December 31
	2010	2009
	(Unaudited)	(Audited)

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities of long-term bank loans	$5,799	$6,255
Trade payables	10,483	9,649
Other current liabilities	17,534	16,174
Total current liabilities	33,816	32,078

Long-Term Liabilities
Long-term loans, net of current maturities	5,064	2,642
Accrued severance pay	3,417	3,373
Deferred tax liability	102	120
Total long-term liabilities	8,583	6,135

Total Liabilities	42,399	38,213

Liabilities related to discontinued operation	776	8,495

Commitments and Contingencies

Equity
Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized –
50,000,000 shares as of June 30, 2010 and December 31, 2009;
issued and outstanding 24,684,905 and 23,946,316 shares
as of June 30, 2010 and December 31, 2009, respectively	591	571
Additional paid-in capital	189,357	187,473
Accumulated other comprehensive income (loss)	(239)	570
Treasury shares at cost – 235,436 and 0 shares as of June 30, 2010
and December 31, 2009, respectively	(497)	-
Accumulated deficit	(161,200)	(158,623)
Shareholder’s equity	28,012	29,991
Noncontrolling interest	(66)	(23)

Total Equity	27,946	29,968

Total Liabilities and Shareholders’ Equity	$71,121	$76,676

ON TRACK INNOVATIONS LTD.
NON GAAP CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Six months ended June 30		Three months ended June 30
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Sales	$26,001	$13,769	$12,461	$5,813
Licensing and transaction fees	1,799	1,200	925	743
Total revenues	27,800	14,969	13,386	6,556

Cost of revenues
Cost of sales	12,654	7,280	6,502	3,180
Total cost of revenues	12,654	7,280	6,502	3,180

Gross profit	15,146	7,689	6,884	3,376
Operating expenses
Research and development	3,200	2,895	1,666	1,514
Selling and marketing	6,036	5,170	2,479	2,238
General and administrative	3,718	3,181	1,748	1,545

Total operating expenses	12,954	11,246	5,893	5,297

Operating profit (loss)	2,192	(3,557)	991	(1,921)
Financial expense, net	(575)	(368)	(30)	(572)

Profit (loss) before taxes on income	1,617	(3,925)	961	(2,493)

Taxes on income	(155)	42	(73)	19

Net profit (loss)	1,462	(3,883)	888	(2,474)

Net loss attributable to noncontrolling interest	47	141	38	97
Net profit (loss) attributable to shareholders	$1,509	$(3,742)	$926	$(2,377)

Basic and diluted net profit (loss) attributable to shareholders per ordinary share	$0.06	$(0.17)	$0.04	$(0.11)

Weighted average number of ordinary shares used in computing basic Net profit (loss) per ordinary share	24,310,558	22,027,070	24,465,199	22,266,869

Weighted average number of ordinary shares used in computing diluted Net profit (loss) per ordinary share	26,269,717	22,027,070	26,424,358	22,266,869

Adjustments from results based on GAAP to exclude:

(a)	The effect of stock-based compensation related to employees and non employees in accordance with ASC Topic 718 (originally issued as SFAS No. 123(R)) and ASC Subtopic 505-50 (formerly EITF 96-18).
(b)	The effect of amortization of intangible assets.
(c)	The effect of discontinued operation.

ON TRACK INNOVATIONS LTD.
GAAP CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Six months ended June 30		Three months ended June 30
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Sales	$26,001	$13,769	$12,461	$5,813
Licensing and transaction fees	1,799	1,200	925	743
Total revenues	27,800	14,969	13,386	6,556

Cost of revenues
Cost of sales	12,665	7,308	6,507	3,193
Total cost of revenues	12,665	7,308	6,507	3,193

Gross profit	15,135	7,661	6,879	3,363
Operating expenses
Research and development	4,017	4,036	1,969	2,072
Selling and marketing	6,657	5,521	2,924	2,447
General and administrative	4,147	3,649	1,891	1,799
Amortization of intangible assets	287	515	143	251

Total operating expenses	15,108	13,721	6,927	6,569

Operating profit (loss)	27	(6,060)	(48)	(3,206)
Financial expense, net	(575)	(368)	(30)	(572)

Loss before taxes on income	(548)	(6,428)	(78)	(3,778)

Taxes on income	(155)	42	(73)	19

Net loss from continuing operations	(703)	(6,386)	(151)	(3,759)
Net loss from discontinued operations	(1,921)	(2,512)	(1,980)	(1,305)

Net loss	(2,624)	(8,898)	(2,131)	(5,064)

Net loss attributable to noncontrolling interest	47	141	38	97
Net loss attributable to shareholders	$(2,577)	$(8,757)	$(2,093)	$(4,967)

Basic and diluted net loss attributable to shareholders per ordinary share
From continuing operations	$(0.03)	$(0.29)	$(0.01)	$(0.16)
From discontinued operations	$(0.08)	$(0.11)	$(0.08)	$(0.06)
	$(0.11)	$(0.40)	$(0.09)	$(0.22)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	24,310,558	22,027,070	24,465,199	22,266,869

ON TRACK INNOVATIONS LTD.
RECONCILIATION BETWEEN GAAP TO NON-GAAP
UNAUDITED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Six months ended June 30, 2010 Adjustments		Non-GAAP

Revenues
Sales	$26,001	-		$26,001
Licensing and transaction fees	1,799	-		1,799
Total revenues	27,800			27,800

Cost of Revenues
Cost of sales	12,665	(11	) (a)	12,654
Total cost of revenues	12,665	(11)		12,654

Gross profit	15,135	11		15,146

Operating Expenses
Research and development	4,017	(817	) (a)	3,200
Selling and marketing	6,657	(621	) (a)	6,036
General and administrative	4,147	(429	) (a)	3,718
Amortization of intangible assets	287	(287	) (b)	-
Total operating expenses	15,108	(2,154)		12,954

Operating profit	27	2,165		2,192
Financial expenses, net	(575)	-		(575)
Profit (loss) before taxes on income	(548)	2,165		1,617
Taxes on income	(155)	-		(155)

Net profit (loss) from continuing operation	(703)	2,165		1,462
Net loss from discontinued operation	(1,921)	1,921	(c)	-

Net profit (loss)	$(2,624)	$4,086		$1,462

Net loss attributable to noncontrolling interest	47	-		47
Net profit (loss) attributable to shareholders	$(2,577)	$4,086		$1,509

Basic and diluted net profit (loss) attributable to shareholders per ordinary share
From continuing operation	$(0.03)	$0.09		$0.06
From discontinued operation	$(0.08)	$0.08		-
Weighted average number of ordinary shares used in computing basic net profit (loss) per ordinary share	24,310,558			24,310,558
Weighted average number of ordinary shares used in computing diluted net profit (loss) per ordinary share	26,269,717			26,269,717

(a)	The effect of stock-based compensation related to employees and non employees in accordance with ASC Topic 718 (originally issued as SFAS No. 123(R)) and ASC Subtopic 505-50 (formerly EITF 96-18).
(b)	The effect of amortization of intangible assets.
(c)	The effect of discontinued operation.

ON TRACK INNOVATIONS LTD.
RECONCILIATION BETWEEN GAAP TO NON-GAAP
UNAUDITED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three months ended June 30, 2010 Adjustments		Non-GAAP

Revenues
Sales	$12,461	-		$12,461
Licensing and transaction fees	925	-		925
Total revenues	13,386			13,386

Cost of Revenues
Cost of sales	6,507	(5	) (a)	6,502
Total cost of revenues	6,507	(5)		6,502

Gross profit	6,879	5		6,884

Operating Expenses
Research and development	1,969	(303	) (a)	1,666
Selling and marketing	2,924	(445	) (a)	2,479
General and administrative	1,891	(143	) (a)	1,748
Amortization of intangible assets	143	(143	) (b)	-
Total operating expenses	6,927	(1,034)		5,893

Operating profit (loss)	(48)	1,039		991
Financial expenses, net	(30)	-		(30)
Profit (loss) before taxes on income	(78)	1,039		961
Taxes on income	(73)	-		(73)

Net profit (loss) from continuing operation	(151)	1,039		888
Net loss from discontinued operation	(1,980)	1,980	(c)	-

Net profit (loss)	$(2,131)	$3,019		$888

Net loss attributable to noncontrolling interest	38	-		38
Net profit (loss) attributable to shareholders	$(2,093)	$3,019		$926

Basic and diluted net profit (loss) attributable to shareholders per ordinary share
From continuing operation	$(0.01)	$0.05		$0.04
From discontinued operation	$(0.08)	$0.08		-
Weighted average number of ordinary shares used in computing basic net profit (loss) per ordinary share	24,465,199			24,465,199
Weighted average number of ordinary shares used in computing diluted net profit (loss) per ordinary share	26,424,358			26,424,358

(a)	The effect of stock-based compensation related to employees and non employees in accordance with ASC Topic 718 (originally issued as SFAS No. 123(R)) and ASC Subtopic 505-50 (formerly EITF 96-18).
(b)	The effect of amortization of intangible assets.
(c)	The effect of discontinued operation.

ON TRACK INNOVATIONS LTD.
RECONCILIATION BETWEEN GAAP TO NON-GAAP
UNAUDITED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Six months ended June 30, 2009 Adjustments		Non-GAAP

Revenues
Sales	$13,769	-		$13,769
Licensing and transaction fees	1,200	-		1,200
Total revenues	14,969			14,969

Cost of Revenues
Cost of sales	7,308	(28	) (a)	7,280
Total cost of revenues	7,308	(28)		7,280

Gross profit	7,661	28		7,689

Operating Expenses
Research and development	4,036	(1,141	) (a)	2,895
Selling and marketing	5,521	(351	) (a)	5,170
General and administrative	3,649	(468	) (a)	3,181
Amortization of intangible assets	515	(515	) (b)	-
Total operating expenses	13,721	(2,475)		11,246

Operating loss	(6,060)	2,503		(3,557)
Financial expenses, net	(368)	-		(368)
Loss before taxes on income	(6,428)	2,503		(3,925)
Taxes on income	42	-		42

Net loss from continuing operation	(6,386)	2,503		(3,883)
Net loss from discontinued operation	(2,512)	2,512	(c)	-

Net loss	$(8,898)	$5,015		$(3,883)

Net loss attributable to noncontrolling interest	141	-		141
Net loss attributable to shareholders	$(8,757)	$5,015		$(3,742)

Basic and diluted net loss attributable to shareholders per ordinary share
From continuing operation	$(0.29)	$0.12		$(0.17)
From discontinued operation	$(0.11)	$0.11		-
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	22,027,070			22,027,070

(a)	The effect of stock-based compensation related to employees and non employees in accordance with ASC Topic 718 (originally issued as SFAS No. 123(R)) and ASC Subtopic 505-50 (formerly EITF 96-18).
(b)	The effect of amortization of intangible assets.
(c)	The effect of discontinued operation.

ON TRACK INNOVATIONS LTD.
RECONCILIATION BETWEEN GAAP TO NON-GAAP
UNAUDITED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three months ended June 30, 2009 Adjustments		Non-GAAP

Revenues
Sales	$5,813	-		$5,813
Licensing and transaction fees	743	-		743
Total revenues	6,556			6,556

Cost of Revenues
Cost of sales	3,193	(13	) (a)	3,180
Total cost of revenues	3,193	(13)		3,180

Gross profit	3,363	13		3,376

Operating Expenses
Research and development	2,072	(558	) (a)	1,514
Selling and marketing	2,447	(209	) (a)	2,238
General and administrative	1,799	(254	) (a)	1,545
Amortization of intangible assets	251	(251	) (b)	-
Total operating expenses	6,569	(1,272)		5,297

Operating loss	(3,206)	1,285		(1,921)
Financial expenses, net	(572)	-		(572)
Loss before taxes on income	(3,778)	1,285		(2,493)
Taxes on income	19	-		19

Net loss from continuing operation	(3,759)	1,285		(2,474)
Net loss from discontinued operation	(1,305)	1,305	(c)	-

Net loss	$(5,064)	$2,590		$(2,474)

Net loss attributable to noncontrolling interest	97	-		97
Net loss attributable to shareholders	$(4,967)	$2,590		$(2,377)

Basic and diluted net loss attributable to shareholders per ordinary share
From continuing operation	$(0.16)	$0.05		$(0.11)
From discontinued operation	$(0.06)	$0.06		-
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	22,266,869			22,266,869

(a)	The effect of stock-based compensation related to employees and non employees in accordance with ASC Topic 718 (originally issued as SFAS No. 123(R)) and ASC Subtopic 505-50 (formerly EITF 96-18).
(b)	The effect of amortization of intangible assets.
(c)	The effect of discontinued operation.

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Six months ended June 30
	2010	2009
	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net loss from continuing operations	$(703)	$(6,386)
Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation related to options and shares issued to employees and others	1,878	1,988

Gain on sale of property and equipment	(11)	-
Amortization of intangible assets	287	515
Depreciation	727	671

Accrued severance pay, net	47	(230)
Accrued interest on short term investments and linkage differences on long-term loans	115	(11)
Decrease in deferred tax liability	(18)	(43)
Decrease (increase) in trade receivables, net	2,584	(122)
Decrease (increase) in other receivables and prepaid expenses	290	(877)
increase in inventories	(4,298)	(257)
Increase (decrease) in trade payables	1,363	(553)
Increase in other current liabilities	1,458	206
Net cash provided by (used in) continuing operating activities	3,719	(5,099)

Cash flows from investing activities

Purchase of property and equipment	(1,275)	(553)
Purchase of available-for-sale securities	(3,543)	(514)
Proceeds from maturity of available-for-sale securities	1,185	1,372
Other, net	10	-
Net cash provided by (used in) continuing investing activities	(3,623)	305

Cash flows from financing activities
Increase (decrease) in short-term bank credit, net	(533)	936
Proceeds from long-term bank loans	3,616	368
Repayment of long-term bank loans	(454)	(257)
Payments to acquire treasury shares	(497)	-
Proceeds from receipt on account of shares and exercise of options and warrants, net	26	250
Net cash provided by continuing financing activities	2,158	1,297

Cash flows from discontinued operations
Net cash used in discontinued operating activities	(1,600)	(1,890)
Net cash provided by discontinued investing activities	1,121	-
Total net cash used in discontinued activities	(479)	(1,890)

Effect of exchange rate changes on cash	(285)	54

Increase (decrease) in cash and cash equivalents	1,490	(5,333)
Cash and cash equivalents at the beginning of the year	26,884	27,196

Cash and cash equivalents at the end of the year	28,374	21,863